Filed pursuant to Rule 424(b)(7)

Registration No. 333-180131

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 24, 2012)

SCICLONE PHARMACEUTICALS, INC.

Common Stock

This prospectus supplement supplements and amends the prospectus dated April 24, 2012, relating, in part, to the resale from time to time of up to 9,458,646 shares of our common stock, par value $0.001 per share, by the selling stockholders described therein and in this prospectus supplement. The selling stockholders are offering all of the shares of our common stock offered by this prospectus supplement. We will not receive any proceeds from the sale by the selling stockholders of shares of our common stock.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Our common stock is listed on The Nasdaq Global Market under the trading symbol “SCLN.” On April 27, 2012, the last reported sale price of our common stock on The NASDAQ Global Market was $6.07 per share.

Investing in our securities involves risk. See “Risk Factors” on beginning on page 5 of the prospectus accompanying this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated April 30, 2012.

SELLING STOCKHOLDERS

We are registering up to 9,458,646 shares of our common stock for resale, from time to time, by the selling stockholders identified below. The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares offered under this prospectus before selling them, and we cannot advise you as to whether the selling stockholders will in fact sell any or all of the shares of common stock being offered hereunder.

The following table provides the names and addresses of and the number of shares of our common stock beneficially owned by each selling stockholder and the number of shares of such common stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his or her respective shares listed below.

Except as otherwise disclosed in this prospectus supplement (or as disclosed in any document incorporated by reference), none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the common stock. Unless otherwise indicated below, to our knowledge, all persons named in the tables below have sole voting and investment power with respect to their securities, except to the extent authority is shared by spouses under applicable law. The inclusion of any securities in these tables does not constitute an admission of beneficial ownership by the person named below.

The information in the table below is current as of the date of this prospectus supplement. The percentage ownership is based on 57,847,367 shares of common stock outstanding as of March 5, 2012.

Selling Stockholders	Shares Beneficially Owned Prior to Offering (1)		Number of Shares Being Offered	Shares Beneficially Owned After Offering (2)
	Number	Percent		Number	Percent
Defiante Farmaceutica, S.A.(3) Rua da Alfândega, nº 78, 3º 9000-059 Funchal Portugal	6,580,938	11.4%	6,580,938	—	—
Aptafin S.p.A.(3) Viale Shakespeare 47 00144 Rome Italy	765,841	1.3%	765,841	—	—
Sinaf S.A.(3) 11-13, Boulevard de la Foire L-1528 Luxembourg	1,289,052	2.2%	1,289,052	—	—
Paolo Cavazza(3) Via Tesserete No. 10 Lugano Switzerland	822,815	1.4%	822,815	—	—

(1)	All share ownership information was provided to us by the selling stockholders.

(2)	Assumes that all of the shares offered by the selling stockholders hereby are sold and that the selling stockholders buy or sell no additional shares of common stock prior to the completion of this offering.

(3)	The selling stockholder is an affiliate of Sigma-Tau Finanziaria S.p.A. (“Sigma-Tau”). In the past three years, affiliates of Sigma-Tau have engaged in certain business relationships with us, including a collaboration agreement which expired in March 2012. On March 30, 2009, Sigma-Tau and certain of its affiliates entered into a Settlement Agreement with us pursuant to which, among other things, three directors designated by Sigma-Tau and its affiliates were added to our board of directors. Currently, there are no relationships between members of our board of directors and Sigma-Tau (or affiliates of Sigma-Tau).

PLAN OF DISTRIBUTION

The following discussion supplements the section entitled “Plan of Distribution” in the prospectus.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) or pursuant to other exemptions from the registration requirements of the Securities Act, if available, rather than under this prospectus.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, by amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers or placement agents may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts relating to their sales of shares to exceed what is customary in the types of transactions involved. The selling stockholders may indemnify any broker-dealer or placement agent that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We will not receive any proceeds from the sale of the shares by the selling stockholders.

The selling stockholders and any broker dealers that act in connection with the sale of the shares might be deemed to be “underwriters” as the term is defined in Section 2(11) of the Securities Act. Consequently, any commissions received by these broker dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” as defined in Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

In connection with this offering, the selling stockholders have agreed that, without the prior written consent of the Company and subject to certain exceptions, the selling stockholders will not, during the period ending 90 days after the closing of the initial sales of the shares of common stock offered by this prospectus supplement (the “First Lock-Up Period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock beneficially owned or any other securities convertible into or exercisable or exchangeable for common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in the immediately preceding bullet or this bullet is to be settled by delivery of our common stock or such other securities, in cash or otherwise;

•	engage in any short selling of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In addition and in connection with this offering, the selling stockholders have also agreed that, without the prior written consent of the Company and subject to certain exceptions, the selling stockholders will not, during the period ending 90 days after the end of the First Lock-Up Period, with respect to up to 2,000,000 shares of the Company’s common stock:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock beneficially owned or any other securities convertible into or exercisable or exchangeable for common stock;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in the immediately preceding bullet or this bullet is to be settled by delivery of our common stock or such other securities, in cash or otherwise;

•	engage in any short selling of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

4